Exhibit 99.1

Biogen Idec(TM)                           Elan


For More Information Contact:
MEDIA CONTACTS:
Biogen Idec                               Elan
Amy Brockelman                            Anita Kawatra
Ph: 617 914 6524                          Ph: 212 407 5740
                                          800 252 3526

INVESTOR CONTACTS:
Biogen Idec                               Elan
Elizabeth Woo                             Emer Reynolds
Ph: 617 679 2812                          Ph: 353 1 709 4000
                                          800 252 3526



          ANTEGREN(R) ONE-YEAR DATA FROM PHASE III AFFIRM STUDY SHOWED
               COMPELLING RESULTS IN MEETING PRIMARY ENDPOINT IN
                               MULTIPLE SCLEROSIS

                One-Year Data Show 66% Reduction in Relapse Rate


Cambridge, MA; San Diego, CA; Dublin, Ireland - November 8, 2004 - Biogen Idec (NASDAQ: BIIB) and Elan Corporation, plc (NYSE: ELN) announced today that one-year data from the Phase III ANTEGREN(R) (natalizumab) AFFIRM trial met the primary endpoint of clinical relapse rate reduction. In this international study of 942 patients with relapsing-remitting multiple sclerosis (RRMS), natalizumab reduced the rate of relapses by 66 percent compared to placebo, a statistically significant result. All secondary endpoints were also met. These data were presented to investigators involved in the Phase III MS program for natalizumab at a meeting over the weekend. Natalizumab is currently under regulatory review for approval as a treatment for MS.

The AFFIRM study is a two-year trial evaluating the effect of natalizumab on the progression of disability and the rate of relapses in MS. The primary endpoint of the one-year analysis was relapse rate. The companies anticipate that the two-year results will be available in the first half of 2005.


                                     -MORE-

Page 2    ANTEGREN(R) One-Year Data From AFFIRM Study Showed Compelling Results

Adverse events occurring in at least 5 percent of natalizumab-treated patients that were 2 percent more common than in placebo-treated patients included headache, fatigue and arthralgia. The overall incidence of infection was similar between the groups. Serious infections occurred in 1 percent of placebo-treated patients and 2 percent of natalizumab-treated patients. Serious hypersensitivity-like reactions occurred in approximately 1 percent of natalizumab-treated patients.

"These data demonstrate that natalizumab dramatically reduced the rate of relapses at one year," said Burt Adelman, MD, executive vice president, Development, Biogen Idec. "We believe natalizumab, with its novel mechanism of action, has the potential to be a significant step forward in the treatment of MS."

"Natalizumab has the potential to make a real difference in the lives of MS patients," said Lars Ekman, executive vice president and president, Research and Development, Elan. "We are working closely with regulatory authorities to make natalizumab available to patients in need as soon as we can."

The AFFIRM trial is a two-year, randomized, multi-center, placebo-controlled, double-blind study of 942 patients evaluating the effect of natalizumab monotherapy on the progression of disability in MS and the rate of clinical relapses. Secondary endpoints at one year included the number of new or newly enlarging T2-hyperintense lesions, the number of gadolinium-enhancing lesions and the proportion of patients who were relapse free. To enroll, patients had to be diagnosed with a relapsing form of MS and had to have experienced at least one relapse in the previous year. Patients were randomized to receive a 300 mg IV infusion of natalizumab (n=627) or placebo (n=315) once a month.




                                     -MORE-

Page 3   ANTEGREN(R) One-Year Data From AFFIRM Study Showed Compelling Results

"This was a rigorous, well-conducted clinical trial across 99 sites worldwide that yielded compelling one-year results," said Chris Polman, MD, PhD, lead investigator of the AFFIRM study, professor of neurology at Free University Medical Centre, and clinical and scientific director of the Multiple Sclerosis Centre at the VU Medical Centre, Amsterdam. "These data suggest that natalizumab may become a promising new treatment option for patients with MS and could help address a significant unmet need."

Biogen Idec and Elan have submitted regulatory applications for the approval of natalizumab as a treatment for MS in the U.S., EU, Canada, and Australia based on one-year data from two ongoing Phase III trials. On May 25, the companies announced that they had submitted a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA). The FDA designated natalizumab for Priority Review and Accelerated Approval. Based on the FDA's designation of Priority Review, the companies anticipate action by the FDA approximately six months from the submission date, rather than 10 months for a standard review. Regulatory authorities in Canada and Australia have also designated natalizumab for Priority Review, and the European Medicines Agency (EMEA) is actively reviewing the application.

A second Phase III trial, SENTINEL, is a two-year randomized, multi-center, placebo-controlled, double-blind study of approximately 1,200 patients with relapsing-remitting MS, evaluating the effect of the combination of natalizumab and AVONEX(R) (Interferon beta-1a) compared with AVONEX alone on the progression of disability and the rate of clinical relapses.

MS is a chronic disease of the central nervous system that affects approximately 400,000 people in North America and more than one million people worldwide. It is a disease that affects more women than men, with onset typically occurring between 20 and 40 years of age. Symptoms of MS may include vision problems, loss of balance, numbness, difficulty walking and paralysis.

About ANTEGREN (natalizumab)

Natalizumab, a humanized monoclonal antibody, is the first alpha-4 integrin antagonist in the new selective adhesion molecule (SAM) inhibitor class.

                                     -MORE-

Page 4    ANTEGREN(R) One-Year Data From AFFIRM Study Showed Compelling Results

It is designed to inhibit the migration of immune cells into tissues where they may cause or maintain inflammation. To date, over 2,800 patients have received natalizumab in clinical trials.

Biogen Idec and Elan are collaborating equally on the development of natalizumab in MS, Crohn's disease (CD), and rheumatoid arthritis (RA). In September 2004, a Marketing Authorisation Application (MAA) for CD was filed with the EMEA based on Phase III studies, and another Phase III induction trial for CD is ongoing. A Phase II trial is also underway to evaluate natalizumab in RA.

Webcast

The companies will host a webcast for the investment community today at 8:30 a.m. EST, 1:30 p.m. GMT, which can be accessed through the companies' websites.

About Biogen Idec

Biogen Idec creates new standards of care in oncology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For AVONEX product labeling, press releases and additional information about the company, please visit http://www.biogenidec.com.

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company. We are committed to making a difference in the lives of patients and their families by dedicating ourselves to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.



                                     -MORE-

Page 5   ANTEGREN(R) One-Year Data From AFFIRM Study Showed Compelling Results

Safe Harbor/Forward Looking Statements

This press release contains forward-looking statements regarding the potential of ANTEGREN (natalizumab) as a treatment for multiple sclerosis, Crohn's disease and rheumatoid arthritis. These statements are based on the companies' current beliefs and expectations. Drug development involves a high degree of risk. Factors which could cause actual results to differ materially from the companies' current expectations include the risk that unexpected concerns may arise from additional data or analysis, that regulatory authorities may require additional information, further studies, or may fail to approve the drug for marketing, or that the companies may encounter other unexpected hurdles. For more detailed information on the risks and uncertainties associated with the companies' drug development and other activities, see the periodic reports of Biogen Idec Inc. and Elan Corporation, plc filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

                                    ## ## ##